Exhibit 12.1

Sally Beauty Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratios)

	Fiscal Year Ended September 30,										Six Months Ended March 31,
	2007		2008		2009		2010		2011		2012

Income before provision for income taxes	$82,613		$123,799		$164,814		$227,948		$335,939		$193,189
Add: Total fixed charges (see details below)	195,079		213,683		187,456		172,466		176,715		83,783
Less: Capitalized interest	—		—		—		—		—		—
Total income before provision for income taxes, plus fixed charges, less capitalized interest	$277,692		$337,482		$352,270		$400,414		$512,654		$276,972

Fixed Charges:
Interest expense(a)	$145,972		$159,116		$132,022		$112,982		$112,530		$51,758
Capitalized interest	—		—		—		—		—		—
Estimate of interest included in rental expense(b)	49,107		54,567		55,434		59,484		64,185		32,025
Total fixed charges	$195,079		$213,683		$187,456		$172,466		$176,715		$83,783

Ratio of earnings to fixed charges	1.42	x	1.58	x	1.88	x	2.32	x	2.90	x	3.31	x

(a)

Interest expense includes interest associated with debt, marked-to-market interest expense (income) from interest rate swaps not designated as hedges, and the amortization of debt-issuance costs. For the six months ended March 31, 2012, interest expense excludes a $34.6 million charge related to our December 2011 redemption of our senior notes due 2014 and senior subordinated notes due 2016.

(b)	Fixed charges include an estimate of interest included in rental payments — one third of rent expense under operating leases.